Exhibit 99.(d)(2)

EXCESS EXPENSE AGREEMENT

WHEREAS, PowerShares Capital Management LLC is the investment adviser (the “Adviser”) of the PowerShares Exchange-Traded Fund Trust (the “Trust”);

WHEREAS, the Adviser proposes to waive fees and/or absorb certain expenses of one or more portfolios of the Trust (each a “Fund”) in order to maintain expense ratios of the Funds at or below a predetermined level (each an “Expense Cap”); and

WHEREAS, the Trust desires to induce the Adviser to waive fees and/or absorb expenses of the Funds to the extent necessary to maintain the expense ratios of the Funds at or below their applicable Expense Caps.

NOW, THEREFORE, the parties hereto agree as follows:

1.             Subject to the limitations specified below, each Fund shall reimburse the Adviser, without interest, for fees waived and/or expenses absorbed by the Adviser on or after October 4, 2004, for the purpose of maintaining the Fund’s expense ratio at or below its Expense Cap (the “Reimbursement Payments”). The Expense Cap for each Fund and the period of time it will remain in effect is set forth in Appendix I attached hereto, as it may be amended from time to time.

2.             The Adviser shall be entitled to Reimbursement Payments from a Fund on the earliest date that any such payments may be made without thereby causing the Fund to (i) exceed its Expense Cap then in effect, or (ii) if the Expense Cap is no longer in effect, exceed an expense ratio equal to the most recent applicable Expense Cap (the “Maximum Expense Level”), but shall have no right to any Reimbursement Payments from a Fund to the extent any such payment would result in the Fund exceeding its Expense Cap or Maximum Expense Level.

3.             A Fund’s obligation to make Reimbursement Payments with respect to any particular fees waived, and/or expenses absorbed, shall expire five years from the date the fee or expense would otherwise have been accrued by the Fund.

4.             This Agreement may be terminated by the Trust or the Adviser, without penalty, upon 60 days prior written notice.

5.             The Adviser shall, upon termination of the Agreement, have no claim against the Trust or any Fund for any unreimbursed amounts.

Dated: September 18, 2006

POWERSHARES EXCHANGE-TRADED FUND TRUST

By:	/s/ Harold Bruce Bond

POWERSHARES CAPTIAL MANAGEMENT LLC

By:	/s/ Harold Bruce Bond

Amended as of September 18, 2006